Mail Stop 4561
									April 4, 2006

Mr. Anthony Biele
Chief Financial Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive
# 110
Calabasas, CA 91302

      Re:	PracticeXpert, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 000-30583

Dear Mr. Biele:

      We have reviewed your response letter dated March 27, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Forms 10QSB for the quarters ended March 31, 2005, June 30, 2005, and
September 30, 2005

Note 2 - Intangible Assets, page 7

1. We have read your response to comment one. However, your accounting policy does not appear to be in accordance with paragraph
20 of SFAS 142 which states that an impairment loss is calculated as the difference between the implied fair value of reporting unit goodwill and the carrying amount of goodwill. In your response, you state that an impairment loss is equal to the difference between the implied fair value of the reporting unit and goodwill. Please revise your disclosure to be consistent with SFAS 142.

2. We have read and reviewed your responses to comments two, three, and four and await the filing of your amended 10-QSBs and your 10-KSB for the year ended December 31, 2005.

3. In light of the materiality of the goodwill and other intangible assets to your balance sheet, we remind you to continue to follow the impairment policies in SFAS 142 and SFAS 144.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3498 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,


Linda Van Doorn
Senior Assistant Chief Accountant



Mr. Anthony Biele
PracticeXpert, Inc.
April 4, 2006
Page 1